UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MARIADB PLC
(Name of Subject Company (Issuer))
MERIDIAN BIDCO LLC
(Offeror)
a wholly-owned subsidiary of
MERIDIAN TOPCO LLC
(Affiliate of Offeror)
a wholly-owned subsidiary of
K5 PRIVATE INVESTORS, L.P.
(Affiliate of Offeror)
whose general partner is
K5 CAPITAL ADVISORS, L.P.
(Affiliate of Offeror)
whose general partner is
K1 INVESTMENT MANAGEMENT, LLC
(Affiliate of Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))
Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)
G5920M100
(CUSIP Number of Class of Securities)
Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jennifer L. Lee
Carlo Zenkner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”) and an indirect wholly-owned subsidiary of K1 Investment Management, LLC, a Delaware limited liability company (“K1”), for all of the issued and to be issued ordinary shares, nominal value $0.01 per share (the “MariaDB Shares”) of MariaDB plc, an Irish public limited corporation (“MariaDB” or the “Company”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares at a price per share of $0.55 in cash, upon the terms and conditions set forth in the offer document, dated May 24, 2024 (the “Offer Document”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”
This Schedule TO is being filed on behalf of Bidco. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer Document.
All of the information set forth in the Offer Document is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1. Summary Term Sheet.
(Regulation M-A Item 1001)
The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Expected Timetable”
Item 2. Subject Company Information.
(Regulation M-A Item 1002(a) – (c))
(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:
MariaDB plc
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423
(b) Securities. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Frequently Asked Questions”
“Appendix 7 Additional Information—7. Sources of information and basis of calculations”
“Appendix 7 Additional Information—8. Other information”
(c) Trading Market and Price. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Appendix 7 Additional Information—4. Market quotations”
Item 3. Identity and Background of Filing Person.
(Regulation M-A Item 1003(a) – (c))
(a) – (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.
The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Letter from the President of Bidco—6. Information on K1, Bidco and Topco”
“Appendix 7 Additional Information—2. Directors/Officers and company information”
“Appendix 8 Additional Information Regarding the K1 Filing Parties”

Item 4. Terms of the Transaction.
(Regulation M-A Item 1004(a))
(a) Material Terms.
(1) Tender Offers. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Action to be Taken to Accept the Offer”
“Summary Term Sheet”
“Expected Timetable”
“Frequently Asked Questions”
“Special Factors”
“Letter from the President of Bidco”
“Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer”
“Appendix 4 Comparison of Securityholders’ Rights”
“Appendix 7 Additional Information—8. Other information”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(Regulation M-A Item 1005(a) and (b))
(a) Transactions. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—6. Disclosable Transactions”
“Special Factors—9. Certain Agreements between K1 and its Affiliates and MariaDB”
“Appendix 7 Additional Information—8. Other information”
(b) Significant Corporate Events. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Special Factors—1. Background”
“Special Factors—6. Disclosable Transactions”
“Special Factors—11. Arrangement with MariaDB’s Directors and Executive Officers”
“Letter from the President of Bidco—3. Background to and K1’s Compelling Reasons for the Offer”
“Appendix 7 Additional Information—6. Material Contracts”
“Appendix 7 Additional Information—8. Other information”
Item 6. Purposes of the Transaction and Plans or Proposals.
(Regulation M-A Item 1006(a) and (c)(1) – (c)(7))
(a) Purposes. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Letter from the President of Bidco—3. Background to and K1’s Compelling Reasons for the Offer”
“Letter from the President of Bidco—4. Compelling Reasons for Accepting the Offer”
(c)(1) – (c)(7) Plans. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Letter from the President of Bidco—3. Background to and K1’s Compelling Reasons for the Offer”

“Letter from the President of Bidco—4. Compelling Reasons for Accepting the Offer”
“Letter from the President of Bidco—8. Financing of the Offer”
“Letter from the President of Bidco—9. Future Intentions Regarding MariaDB, its Management, Employees and Assets”
“Letter from the President of Bidco—11. Compulsory Acquisition, De-Listing, and Re-Registration”
“Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer—Part 2 Further Terms of the Offer—6. General”
“Appendix 7 Additional Information—3. Financing arrangements”
“Appendix 7 Additional Information— 8. Other information”
Item 7. Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007(a), (b) and (d)
(a) Source of Funds. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Letter from the President of Bidco—8. Financing of the Offer”
“Appendix 7 Additional Information—3. Financing arrangements”
(b) Conditions. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer—Part 1 Conditions of the Offer”
(d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(Regulation M-A Item 1008)
(a) Securities Ownership. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—8. Transactions and Arrangements Concerning the MariaDB Shares”
“Appendix 7 Additional Information—5. Shareholdings and dealings”
(b) Securities Transactions. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—8. Transactions and Arrangements Concerning the MariaDB Shares”
“Appendix 7 Additional Information—5. Shareholdings and dealings”
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(Regulation M-A Item 1009(a))
(a) Solicitations or Recommendations. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Action to be Taken to Accept the Offer”
“Letter from the President of Bidco”
“Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer—3. Procedure for Acceptance of the Offer for Holders of MariaDB Shares”

“Appendix 7 Additional Information—8. Other information”
Item 10. Financial Statements.
(Regulation M-A Item 1010(a) and (b))
(a) Financial Information. The financial condition of Bidco is not material to the Offer.
(b) Pro Forma Financial Information. The pro forma financial statements of Bidco are not material to the Offer.
Item 11. Additional Information.
(Regulation M-A Item 1011 (a) and (c))
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Letter from the President of Bidco”
“Appendix 1 Conditions, Further Terms, and Procedures for Acceptance of the Offer”
“Appendix 7 Additional Information—2. Directors/Officers and company information”
“Appendix 7 Additional Information—5. Shareholdings and dealings”
“Appendix 7 Additional Information—8. Other information”
(c) Other Material Information. The information set forth in the Offer Document, including all annexes thereto, and the Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits
(Regulation M-A Item 1016(a), (b), (d), (g) and (h))
Exhibit No.	Description
(a)(1)(A)	Offer Document, dated May 24, 2024.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Long Form Advertisement as published in The New York Times on May 24, 2024.
(a)(1)(F)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024.
(a)(1)(G)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024.
(a)(1)(H)	Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024.
(a)(1)(I)	Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024.
(a)(1)(J)	Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024, incorporated by reference to Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024.
(a)(1)(K)	Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated April 24, 2024 by and between K5 Private Investors, L.P. and Meridian BidCo LLC.
(d)(2)	Loan Purchase Agreement, dated as of April 24, 2024, by and among RP Ventures LLC, Runa Capital II (GP), Runa Capital Opportunity I (GP), Runa Ventures I Limited and Meridian Topco LLC.
(d)(3)
Pre-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors—6. Disclosable Transactions—Irrevocables.”

(d)(4)
Post-Launch Form of Irrevocable Undertaking between Meridian BidCo LLC and each of the parties identified in the section of the Offer Document entitled “Special Factors—6. Disclosable Transactions—Irrevocables.”

Exhibit No.	Description
(d)(5)	Form of Irrevocable Undertaking between Meridian Bidco LLC and Runa Entities.
(d)(6)	Form of Amended and Restated Limited Liability Company Agreement of Meridian TopCo LLC.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.
Item 13. Information Required by Schedule 13E-3
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2. Subject Company Information.
(Regulation M-A Item 1002(d) – (f))
(d) Dividends. MariaDB has never declared or paid any dividends since its inception, and based on MariaDB’s disclosure in its Annual Report on Form 10-K for the year ended September 30, 2023, it has no intention to pay dividends in the foreseeable future.
(e) Prior public offerings. Not applicable.
(f) Prior stock purchases. Not applicable.
Item 4. Terms of the Transaction
(Regulation M-A Item 1004 (c) – (f))
(c) Different Terms. Not applicable.
(d) Appraisal Rights. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—7. No Appraisal Rights”
(e) Provisions for Unaffiliated Security Holders. No provision has been made to grant the Company’s unaffiliated shareholders access to the corporate files of the Company. In addition, no provision has been made to obtain counsel or appraisal services for unaffiliated shareholders at the expense of the Company.
(f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(Regulation M-A Item 1005 (c) and (e))
(c) Negotiations or contracts. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Special Factors—1. Background”
“Special Factors—6. Disclosable Transactions”
“Special Factors—11. Arrangement with MariaDB’s Directors and Executive Officers”
“Letter from the President of Bidco—3. Background to and K1’s Compelling Reasons for the Offer”
“Appendix 7 Additional Information—6. Material Contracts”
“Appendix 7 Additional Information—8. Other information”
(e) Agreements involving the subject company’s securities. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—8. Transactions and Arrangements Concerning the MariaDB Shares”
“Appendix 7 Additional Information—5. Shareholdings and dealings”

Item 6. Purposes of the Transaction and Plans or Proposals
(Regulation M-A Item 1006(b) and (c)(8))
(b) Use of securities acquired. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Special Factors—5. Effects of the Offer”
“Letter from the President of Bidco—9. Future Intentions Regarding MariaDB, its Management, Employees and Assets”
(c)(8) Plans. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Letter from the President of Bidco—9. Future Intentions Regarding MariaDB, its Management, Employees and Assets”
“Letter from the President of Bidco—11. Compulsory Acquisition, De-Listing, and Re-Registration”
Item 7. Purposes, Alternatives, Reasons and Effects
(Regulation M-A Item 1013)
(a) Purposes. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—1. Background”
“Special Factors—2. Purpose of and Reasons for the Offer; Plans for MariaDB”
(b) Alternatives. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—1. Background”
“Special Factors—4. Position of K1 and Bidco Regarding Fairness of the Offer”
(c) Reasons. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—1. Background”
“Special Factors—2. Purpose of and Reasons for the Offer; Plans for MariaDB”
(d) Effects. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Frequently Asked Questions”
“Special Factors—5. Effects of the Offer”
“Appendix 6 Taxation”
Item 8. Fairness of the Transaction
(Regulation M-A Item 1014)
(a) Fairness. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—1. Background—Lazard Freres’ Valuation of the Topco Rollover Units”
“Special Factors—4. Position of K1 and Bidco Regarding Fairness of the Offer”
“Appendix 3 Estimate of Value of the Unlisted Unit Alternative Letter”
Lazard Appraisal of Value of Topco Rollover Unit dated 16 May 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—1. Background—Lazard Freres’ Valuation of the Topco Rollover Units”
“Special Factors—4. Position of K1 and Bidco Regarding Fairness of the Offer”
“Appendix 3 Estimate of Value of the Unlisted Unit Alternative Letter”
Lazard Appraisal of Value of Topco Rollover Unit dated 16 May 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.
(c) Approval of security holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.
(d) Unaffiliated representative. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—4. Position of K1 and Bidco Regarding Fairness of the Offer”
(e) Approval of directors. The Offer was not approved by a majority of the directors of the subject company who are not employees of the subject company.
(f) Other offers. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—1. Background”
Item 9. Reports, Opinions, Appraisals and Negotiations
(Regulation M-A Item 1015)
(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—1. Background”
“Appendix 3 Estimate of Value of the Unlisted Unit Alternative Letter”
Lazard Appraisal of Value of “Appendix 3 Estimate of Value of the Unlisted Unit Alternative Letter” dated 16 May 2024 is attached hereto as Exhibit (c)(1) and incorporated herein by reference.
(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Bidco during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10. Sources and Amounts of Funds or Other Consideration
(Regulation M-A Item 1007(c))
(c) Expenses. The information set forth in the Offer Document under the following caption is incorporated herein by reference:
“Special Factors—12. Source and Amount of Funds”
Item 12. The Solicitation or Recommendation
(Regulation M-A Item 1012(d) and (e))
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer Document under the following captions is incorporated herein by reference:
“Special Factors—6. Disclosable Transactions”
“Special Factors—8. Transactions and Arrangements Concerning the MariaDB Shares”
(e) Recommendations of others. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(Regulation M-A Item 1009(b))
(b) Employees and corporate assets. None of the K1 Filing Parties employed or used any officer, employee or corporate asset of MariaDB in connection with the Offer.
Item 15. Additional Information
Regulation M-A Item 1011(b)
(b) Not applicable.
Item 16. Exhibits
Regulation M-A Item 1016(a) through (d), (f) and (g)
Exhibit No.	Description
(c)(1)	Lazard Appraisal of Value of Topco Rollover Unit dated 16 May 2024
(c)(2)	Lazard Frères & Co. LLC Estimate of Value of the Unlisted Unit Alternative Letter dated May 24, 2024, incorporated by reference to Appendix 3 of the Offer Document.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2024
MERIDIAN BIDCO LLC

By:	/s/ Sujit Banjeree
	Name:	Sujit Banjeree
	Title:	President
MERIDIAN TOPCO LLC

By:	K5 PRIVATE INVESTORS, L.P.,
Managing Member

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Title:	Managing Member
K5 PRIVATE INVESTORS, L.P.

By:	K5 CAPITAL ADVISORS, L.P.,
General Partner

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Title:	Managing Member
K5 CAPITAL ADVISORS, L.P.

By:	K1 INVESTMENT MANAGEMENT, LLC,
General Partner

By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Title:	Managing Member
K1 INVESTMENT MANAGEMENT, LLC

By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Title:	Managing Member